Exhibit 99.1

JXG FIRST HALF YEAR FINANICAL REPORT 2025 - Achieved Strong Profit Growth and Continuing Profitable Operations

HAIKOU, China, November 5, 2025 /PRNewswire/ -- JX Luxventure Group Inc. (Nasdaq: JXG) (the “Company”), a technology company that engages in integrated tourism services, including tourism, duty-free cross-border merchandise, and comprehensive e-commerce technology solutions, today announced its financial results for the six months ended June 30, 2025.

Six Months 2025 Highlights

●	Gross Profit: The Company recorded a gross profit of $4,476,561 and achieved a gross profit margin of 18%. Compared to the same period in 2024, this represents an increase of $124,393 or 3% in gross profit increase from 15%.

●	Continuing Profitable Operations: The Company recorded a net profit of $1,718,110 and has maintained profitable operations for a full year.

●	Balance Sheet Strength: Total assets increased 6% to $31.5 million as of June 30, 2025, from $29.7 million on December 31, 2024, while shareholders’ equity rose 15% to $24.0 million as of June 30, 2025, from $20.9 million on December 31, 2024, underscoring the Company’s robust financial foundation and disciplined capital management.

Ms. Sun “Ice” Lei, Chief Executive Officer of the Company, commented: “We are pleased with our performance during the first half of 2025, having successfully delivered on our strategic commitment to enhance profitability while sustaining positive net income for a full year. In an environment marked by macroeconomic headwinds, supply-chain volatility, and shifting consumer sentiment across the tourism and duty-free sectors, our team’s disciplined execution drove a $124,393 year-over-year increase in gross profit and expanded our gross margin from 15% to 18%. Equally important, we strengthened our balance sheet—growing total assets by 6% to $31.5 million and lifting shareholders’ equity by 15% to $24.0 million—demonstrating prudent capital allocation and financial resilience. These results reflect the strength of our integrated platform, the durability of our cross-border e-commerce model, and the agility of our technology-driven solutions. Looking ahead, we remain laser-focused on accelerating digital innovation, and selectively pursuing strategic partnerships that will fortify our competitive moat and deliver sustained value to shareholders.”

About JX Luxventure Group Inc.

Headquartered in Haikou, China, JX Luxventure Group Inc. is a technology company engages in integrated tourism services, including tourism, duty-free cross-border goods, and comprehensive e-commerce technology solutions.  To learn more about the Company, please visit its corporate website at https://www.jxluxventure.com/en/.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of JX Luxventure Group Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

CONTACT: Jessica Rhodes ir@jxluxventure.com